November 2, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ambipar Emergency Response
Draft Registration Statement on Form F-4
Confidentially Submitted August 31, 2022

CIK No. 0001937441

Ladies and Gentlemen:

On behalf of Ambipar Emergency Response (the “Company”), we are providing the following responses to the comments made by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated September 27, 2022 (the “Comment Letter”) related to the Company’s draft registration statement on Form F-4 (the “Registration Statement”), confidentially submitted on August 31, 2022 (the “Draft Registration Statement”). On behalf of the Company, we wish to thank you and the other members of the Staff for your prompt review of the Draft Registration Statement.

In response to the comments set forth in the Comment Letter, concurrently with the filing of this response letter, the Company is confidentially submitting Amendment No. 1 to the Draft Registration Statement (the “Amendment No. 1”) with the Commission through its EDGAR system, reflecting the revisions described in this letter as well as certain other updated information. To assist your review, we are separately e-mailing the Staff a copy of Amendment No. 1 marked to show changes to the Draft Registration Statement.

In addition to the amendments made in response to the Staff’s comments, Amendment No. 1 also contains certain updates and revisions to reflect new developments since the submission of the Draft Registration Statement. In particular, Amendment No. 1 has been updated to include unaudited interim financial statements of HPX and Emergencia, in each case as of June 30, 2022 and for the six months ended June 30, 2022 and 2021. Accordingly, related disclosure throughout Amendment No. 1 has also been updated.

2	November 2, 2022

Amendment No. 1 also reflects the acquisition by Ambipar Holding USA, Inc., an indirect wholly owned subsidiary of Emergencia, of all of the issued and outstanding membership interests in Witt O’Brien’s LLC (“Witt O’Brien’s”) for cash (the “WOB Acquisition”), as announced on September 14, 2022 and closed on October 24, 2022. Given the significance of the WOB Acquisition, in compliance with Rule 3-05 of Regulation S-X, the Company has provided separate audited annual consolidated financial statements of Witt O’Brien’s as of and for the years ended December 31, 2021 and 2020 and unaudited interim consolidated financial statements of Witt O’Brien’s as of June 30, 2022 and for the six months ended June 30, 2022 and 2021. In addition, in compliance with Article 11 of Regulation S-X, the Company has provided unaudited pro forma financial information to give effect to the acquisition of Witt O’Brien’s as if it had been consummated on June 30, 2022 for purposes of the pro forma condensed combined statement of financial position, and on January 1, 2021 for purposes of the pro forma condensed combined statement of income.

The Staff’s comments are retyped below in bold-face type for your ease of reference and are followed by the Company’s responses. We have included page numbers to refer to the location in Amendment No. 1 where the disclosure addressing a particular comment appears.

Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1.

*         *         *         *         *

Draft Registration Statement on Form F-4 Filed August 31, 2022

Q. What interests do HPX’s current officers and directors have in the Business Combination?, page 31

1.            Please revise to also disclose the current value of out-of-pocket expenses related to identifying, investigating and completing an initial business combination for which your directors are awaiting reimbursement. In addition, please revise to disclose in this section the directors or other persons associated with HPX and Sponsor who are expected to continue as directors or in other roles at New PubCo. In that regard, we note your disclosure in the section “New PubCo Management Following the Business Combination” that begins on page 328.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 36 of Amendment No. 1.

Downside Protection Agreements, page 52

2.            Please revise to describe the downside protection provided to the PIPE Investors, the Non-Redeeming Shareholders, and the XP Non-Redeeming Shareholders under the Downside Protection Agreements. In addition, quantify the benefits that each such party may receive under the Downside Protection Agreements.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 54 and 55 of Amendment No. 1.

3	November 2, 2022

Summary of the Proxy Statement/Prospectus

Ownership of New PubCo Upon Completion of the Business Combination, page 52

3.            Your table on page 52 discloses Ambipar owning 65.6% to 71.8% of total outstanding shares at the close of the transactions, depending on the redemption scenario. On page 65, you disclose Ambipar owning 95% of New PubCo’s voting power at the close of the transactions, at the minimum redemption scenario. Please revise to address this divergence of ownership of shares outstanding and total voting power resulting from the dual class structure.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 56 of Amendment No. 1 to better clarify the divergence of ownership of shares outstanding and total voting power resulting from the dual-class structure.

Recent Development

Recent Acquisition, page 68

4.            You disclose the recent acquisitions of four businesses in July and August 2022. You state on page 287 that you have completed five additional acquisitions in 2022; and on page 295 you disclose the eight acquisitions completed in 2022. Please clarify and revise to include consistent disclosures regarding the acquisitions you completed throughout the filing.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 73, 316, 317, 324 and 325 of Amendment No. 1 to clarify and update the disclosure regarding the acquisitions completed in 2022, including disclosure of the WOB Acquisition. The Company respectfully advises that the acquisitions mentioned on page 316 of Amendment No. 1 refer to acquisitions completed in 2022 only in Brazil, whereas the acquisitions listed on pages 324 and 325 of Amendment No. 1 include all acquisitions completed by Emergencia in 2022 in Brazil as well as other jurisdictions.

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted..., page 95

5.            We note your disclosure that while you do not have any employees, staff, consultants, operations, materials or equipment located in Ukraine, Russia or Belarus, some of your customers and suppliers may have employees, staff, consultants, operations, materials or equipment located in Ukraine, Russia or Belarus which could adversely affect your business or the services being provided to you. To the extent your business or services provided to you have been disrupted, please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of Russia’s invasion of Ukraine. Explain whether and how you have undertaken efforts to identify any risks to your customers and suppliers, and/or undertaken any efforts to mitigate the impact and where possible quantify the impact to your business.

4	November 2, 2022

The Company respectfully advises the Staff that due to the nature of Emergencia’s business and the markets in which Emergencia operates as described in the proxy statement/prospectus, Emergencia’s business has not experienced supply chain disruptions as a result of the ongoing military conflict in Russia and Ukraine, and Emergencia is not aware of any of its clients or suppliers having been significantly impacted by such conflict. The Company has considered the current and potential impact of Russia’s invasion of Ukraine on Emergencia’s business and services, including with respect to supply chain disruptions, and, while it will monitor ongoing developments closely and update the related disclosure as it determines is necessary and useful for investors to evaluate the risks associated with Emergencia’s business, it believes that the disclosure included in the risk factor cited by the Staff appropriately presents the impact and material risks to Emergencia’s business resulting from Russia’s invasion of Ukraine, including with respect to supply chain disruptions.

You should not rely on any commitments of the PIPE Investors as validation of your investment decision..., page 136

6.            We note your disclosure that the additional New PubCo Class A Ordinary Shares and New PubCo Warrants that incentivized the PIPE Investors to enter into the subscription agreements in connection with the PIPE Financing have effectively reduced the amount of the aggregate investment per New PubCo Class A Ordinary Share of the PIPE Investors which will be paid in connection with the Business Combination. We also note your disclosure that the PIPE Investors will effectively pay a lower price per New PubCo Class A Ordinary Share than $10.00 per share. In terms of the shares and warrants to be issued at closing, please specify to the extent possible the effective lower price per Class A Ordinary share such PIPE investors will pay. Additionally, please discuss more specifically the impact on the effective price per Class A Ordinary share that the PIPE Investors will pay as a result of the Downside Protection Agreement.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 146 and 147 of Amendment No. 1 to better clarify the respective effective price per New PubCo Class A Ordinary Share payable by Opportunity Agro Fund and each of the other PIPE Investors considering the additional New PubCo Class A Ordinary Shares and New PubCo Warrants to be issued to Opportunity Agro Fund and each of the other PIPE Investors at Closing of the Business Combination.

5	November 2, 2022

In addition, the Company acknowledges the Staff’s comment in relation to any potential impact that may exist on the effective price per share that the PIPE Investors will pay as a result of the Downside Protection Agreements. The Company, however, respectfully advises that the Company believes that such downside protection, as of the date of the proxy statement/prospectus and as of the date of issuance of the New PubCo Class A Ordinary Shares, will be uncertain, subject to numerous assumptions and any further disclosure would be impractical and not meaningful to investors. The protections set forth in the Downside Protection Agreements are subject to a number of terms and conditions and, therefore, whether or not a PIPE Investor will be entitled to such protections is subject to significant uncertainty. For example, each PIPE Investor is only eligible to exercise certain downside protection rights if it holds, on each day beginning on the Closing Date and until the 30-month anniversary of the Closing Date, a number of New PubCo Class A Ordinary Shares representing at least 50% of the number of New PubCo Class A Ordinary Shares held by such PIPE Investor immediately after Closing. Furthermore, even if a PIPE Investor is eligible to receive downside protections, it may choose not to exercise its rights under the relevant Downside Protection Agreement. The protections set forth in the Downside Protection Agreements are not restricted merely to the transfer of New PubCo Class A Ordinary Shares from the Sponsor to a given PIPE Investor. Instead, Ambipar, the Sponsor or a third party may acquire a certain number of New PubCo Class A Ordinary Shares from the relevant PIPE Investor, in which case such PIPE Investor may not receive any additional shares. In addition, any potential transfer of New PubCo Class A Ordinary Shares from the Sponsor to a PIPE Investor would not occur at Closing but at the earliest 30 months after Closing and at a future price per share which cannot be determined or foreseen at Closing. Moreover, the number of New PubCo Class A Ordinary Shares that may be transferred to a PIPE Investor is limited as set forth in Annex A of the relevant Downside Protection Agreement, but it is not fixed as it may be below the maximum number of shares set forth in such Annex A depending on a comparison of the relevant PIPE Investor’s return on investment and the inflation-adjusted benchmark return, each as calculated in accordance with the terms set forth in the Downside Protection Agreements.

Accordingly, the Company respectfully submits that any attempt to quantify as of Closing the potential benefits under the Downside Protection Agreements for purposes of calculating an effective lower price per New PubCo Class A Ordinary Share that a PIPE Investor will pay would require numerous significant and complex predictions and assumptions in respect of the relevant variables and matters described above, among others, which would render such additional disclosure not meaningful to investors.

In addition, we respectfully advise that the Company will not issue any New PubCo Class A Ordinary Shares in connection with the Downside Protection Agreements and the transactions contemplated in the Downside Protection Agreements will not have any dilutive effect on holders of New PubCo Class A Ordinary Shares.

Risk Factors

HPX may be deemed a "foreign person" under the regulations relating to the Committee on Foreign Investment in the United States, page 138

7.            We note your disclosure that HPX may be deemed a “foreign person,” and the risk of CFIUS review of the business combination. Please also tell us whether any other person or entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination.

In response to the Staff’s comment, the Company has revised the risk factor disclosure on pages 148 and 149 of Amendment No. 1 to make it more tailored to the risks related to the involvement of other non-U.S. persons in the transaction specifically.

6	November 2, 2022

Business Combination Proposal

Background of the Business Combination, page 170

8.            We note your disclosure regarding due diligence performed by BRZ Advogados, Greenberg Traurig, LLP, and PricewaterhouseCoopers Corporate Finance & Recovery Ltda, and the reports prepared by each such firm. Please provide your analysis as to whether any of these reports may be “a report, opinion or appraisal materially related to the transaction” pursuant to Item 4(b) of Form F-4 such that information required by Item 1015(b) of Regulation M-A with respect to such report, opinion or appraisal is required to be provided in your filing. In addition, please obtain and file a consent from each such firm, or provide your analysis as to why a consent is not required. Refer to Rule 436 and Securities Act Section 7.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company does not believe that any of the due diligence materials referenced constitute a “report, opinion or appraisal materially relating to the transaction” within the scope of Item 4(b) of Form F-4 and Item 1015(b) of Regulation M-A. As disclosed in the Registration Statement, HPX’s board of directors and its representatives reviewed due diligence summaries with respect to Emergencia prepared by professional advisors including PricewaterhouseCoopers Corporate Finance & Recovery Ltda. and its affiliates, BRZ Advogados and Greenberg Traurig, LLP (collectively, such due diligence summaries, the “Due Diligence Summaries”). The Due Diligence Summaries were prepared by HPX’s professional advisors to assist HPX in its due diligence of certain aspects of Emergencia’s business based on each of the advisor’s respective review of due diligence materials provided by Emergencia throughout the due diligence process.

For further clarity as to why none of these Due Diligence Summaries constitute a “report, opinion or appraisal materially relating to the transaction” within the meaning of Item 4(b) of Form F-4 and Item 1015(b) of Regulation M-A, HPX’s board of directors and its representatives considered many factors in arriving at its recommendation to approve the transactions and the Due Diligence Summaries constituted only one of these numerous factors. None of the Due Diligence Summaries contained any valuation analysis or opinions or otherwise opined on the fairness or amount of consideration to be paid in connection with the Business Combination. The Due Diligence Summaries did not opine on the reasonableness of the terms of the Business Combination and none of the advisors who provided Due Diligence Summaries arrived at or provided any independent conclusions or made any recommendations regarding the value or soundness of the transactions. As disclosed in the Registration Statement, HPX’s board of directors did not obtain a third-party valuation or fairness opinion, or any other “report, opinion or appraisal materially relating to the transaction” within the meaning of Item 4(b) of Form F-4 and Item 1015(b) of Regulation M-A in connection with the Business Combination, and determined that, based upon the financial skills and background of its directors, it was qualified to conclude that the Business Combination was fair from a financial perspective to its shareholders.

7	November 2, 2022

In response to the Staff’s comment relating to Item 4(b) of Form F-4 and Item 1015(b) of Regulation M-A, in addition to the existing disclosure in the Draft Registration Statement on how the Due Diligence Summaries factored into discussions and negotiations relating to the transactions, the Company has revised the disclosure on pages 187 and 188 of Amendment No. 1 to clarify the nature of the Due Diligence Summaries and that the advisors were not asked or engaged and did not prepare any report, opinion or appraisal relating to the consideration or the fairness of the consideration to be offered in the Business Combination.

In addition, the Company respectfully submits that the disclosure in relation to the Due Diligence Summaries in the Registration Statement does not quote or summarize a report or opinion of an expert within the meaning of Rule 436 and Section 7 of the Securities Act. The Company has neither expressly identified any of such firms as an expert in the Registration Statement nor purported to make statements in the Registration Statement on the authority of any such firm as an expert. In addition, the Company notes that the consent requirements in Section 7 of the Securities Act and Rule 436 are generally directed at circumstances in which an issuer has engaged a third-party expert or counsel to prepare a calculation, opinion or other report specifically for use in connection with a registration statement. The summaries of such firms were not prepared in connection with or for the purpose of inclusion in the Registration Statement or to otherwise satisfy any specific disclosure requirement. The Company respectfully advises the Staff that the Company was informed by HPX that the Due Diligence Summaries were prepared by such firms to assist HPX in its due diligence review of certain aspects of Emergencia’s business based on each of the advisor’s respective review of due diligence materials provided by Emergencia throughout the due diligence process. As a result of the foregoing, the Company respectfully submits that it is not required to obtain and file a consent from any of such firms. The proposed revised disclosure on page 197 of Amendment No. 1 should further assist to clarify that.

Certain Unaudited Projected Financial Information, page 192

9.            In terms of key assumptions of the projections provided by the management of Emergencia to HPX, you disclose that Emergencia assumed funding for growth assuming a capitalization of $353 million. Please expand to disclose what capitalization you are referencing and any material assumptions.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 206 and 207 of Amendment No. 1.

Merger Proposal, page 228

10.            We note that the Merger Proposal, if approved, will authorize the First Plan of Merger and the Second Plan of Merger, relating to two separate special resolutions under Cayman Islands law. If you do not intend to present these matters as two separate proposals on the form of proxy, please provide your analysis as to why such presentation is not required. Refer to Exchange Act Rule 14a-4(a)(3).

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 242 through 246 of Amendment No. 1 to separate Proposal 2 into Proposal 2a and Proposal 2b. The Company has also made conforming revisions throughout Amendment No. 1.

8	November 2, 2022

Unaudited Pro Forma Condensed Combined Financial Information, page 240

11.            We note from page F-31 that Response Group is a direct subsidiary of Ambipar Group in the Emergency Response segment. We also note from page 52 that Emergencia and certain of its subsidiaries will enter into a cost sharing agreement pursuant to which Ambipar Group will agree to provide certain share support services to Emergencia. Please clarify why autonomous entity adjustments were not made to reflect operations and financial positions of Emergencia as an autonomous entity. Refer to Rule 11-02(a)(6)(ii) of Regulation S-X.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 269 of Amendment No. 1 and respectfully advises the Staff that it does not believe that any further adjustments are required.

12.            We note from page 295 that you made eight acquisitions in 2022. Please provide us a detail analysis why these eight individual acquisitions or in aggregate were not included in the pro forma financial information. Refer to Rule 11-01(a)(2) of Regulations S-X. In addition, tell us why the financial statements of these businesses you acquired were not required. Refer to Rule 3-05(a) of Regulation S-X.

The Company acknowledges the Staff’s comment and respectfully advises that it has assessed the significance of its acquisitions in the year ending December 31, 2022 of each of First Response Inc. (“First Response”), Dracares Apoio Marítimo e Portuário Ltda. (“Dracares”), Flyone Serviço Aéreo Especializado, Comércio e Serviços Ltda. (“Flyone”), RG Consultoria Tecnica Ambiental Brasil Ltda. (“RG Brasil”), RG Consultoria Tecnica Ambiental Brasil S.A. (“RG Consultoria”), BIOENV Análises Ambientais Ltda. (“BIOENV”), CTA Serviços em Meio Ambiente Ltda. (“Flyone”), Graham Utility Hydrovac Service (“Graham Utility”), Ck7 Servicos de Manutencao Industrial e Reparos Em Geral Ltda (“C-Tank”) and Ridgeline Canada Inc. (“Ridgeline”) (each, an “Acquisition” and, collectively, the “Acquisitions”) by evaluating the results of the asset test, the investment test and the income test of significance as set forth in Rule 1-02(w) of Regulation S-X and has concluded that none of the Acquisitions is considered a significant acquisition pursuant to Rule 3-05 or Article 11 of Regulation S-X.

The Company conducted separate significance tests for each of the Acquisitions as well as assessed the impact of the Acquisitions on an aggregate basis. As demonstrated in the tables below, neither Acquisition individually met the threshold to be considered an individually significant acquisition pursuant to Rule 1-02(w) of Regulation S-X as none of the asset, investment or income tests exceeded the 20% significance threshold, nor did the Acquisitions meet the threshold to be considered significant on an aggregate basis, pursuant to Rule 3-05(b)(iv) of Regulation S-X. Therefore, the Company respectfully submits that it is not required to include the financial statements of the acquired businesses in the Registration Statement; nor is it required to provide the pro forma results of the Acquisitions.

9	November 2, 2022

	Date of Acquisition		Total	Pre-Tax
Company	(2022)	Investment(1)	Assets	Income	Revenue

			As of and for the Year Ended December 31, 2021
	(in millions of Brazilian reais)
Emergência Participações S.A.	—	—	1,431.1	138.1	822.2
First Response(2)	February 1	59.3	26.8	15.8	32.5
Dracares	March 16	36.0	32.1	8.1	34.0
Flyone	March 18	50.0	62.9	12.7	31.5
RG Brasil	March 18	4.5	2.4	2.4	2.5
RG Consultoria	March 18	15.4	2.2	(6.4)	2.9
BIOENV	June 29	5.9	1.7	0.8	2.2
CTA	July 7	25.5	14.6	5.1	19.9
Graham Utility(3)	July 11	29.7	8.9	2.9	13.1
C-Tank	July 26	70.0	24.1	16.8	36.7
Ridgeline(4)	August 2	134.3	90.5	14.1	138.7

(1) Calculated as “consideration transferred” as defined under IFRS/IASB.

(2) For the purposes of this significance test, the pre-tax income, total assets, revenue and investment amounts were translated into Brazilian reais at the selling rate of R$4.1638 to CAD 1.00, as reported by the Brazilian Central Bank on February 1, 2022.

(3) For the purposes of this significance test, the pre-tax income, total assets, revenue and investment amounts were translated into Brazilian reais at the selling rate of R$4.1206 to CAD 1.00, as reported by the Central Bank on July 11, 2022.

(4) For the purposes of this significance test, the pre-tax income, total assets, revenue and investment amounts were translated into Brazilian reais at the selling rate of R$4.0704 to CAD 1.00, as reported by the Central Bank on August 2, 2022.

Acquired Company	Investment Test	Asset Test	Income Test
			Pre-tax income Component		Revenue Component
First Response	4.1%	1.9%	11.4%		3.9%
Dracares	2.5%	2.2%	5.9%		4.1%
Flyone	3.5%	4.4%	9.2%		3.8%
RG Brasil	0.3%	0.2%	1.7%		0.3%
RG Consultoria	1.1%	0.2%	4.6%		0.4%
BIOENV	0.4%	0.1%	0.6%		0.3%
CTA	1.8%	1.0%	3.7%		2.4%
Graham Utility	2.1%	0.6%	2.1%		1.6%
C-Tank	4.9%	1.7%	12.2%		4.5%
Ridgeline	9.4%	6.3%	10.2%		16.9%
Aggregate	30.2%	18.7%	57.0	%(1)	38.4%

(1) Losses reported by RG Consultoria have not been aggregated with entities reporting income, in accordance with Rule 1-02(w)(1)(iii) of Regulation S-X.

The Company further respectfully advises the WOB Acquisition closed on October 24, 2022. The Company has separately assessed the significance of the WOB Acquisition and has concluded that such acquisition is considered a significant acquisition pursuant to Rule 3-05 and Article 11 of Regulation S-X. The Company has consequently, among other things, (1) attached the required historical audited and unaudited financial statements for the WOB Acquisition on pages F-195 through F-221 of Amendment No. 1 and (2) updated its Regulation S-X Article 11 pro forma financial statements on pages 256 through 282 of Amendment No. 1 to include the pro forma results of the WOB Acquisition.

The Company respectfully advises the Staff that each Acquisition (other than RG Brasil and RG Consultoria which are related businesses as their acquisition was conditioned on a single common event) and the WOB Acquisition are not related businesses requiring them to be aggregated for purposes of Rule 3-05(a)(3), as (i) the acquired companies were not under common control or management at the time of the acquisition; (ii) none of the Acquisitions nor the WOB Acquisition were conditioned on the acquisition of any other acquired company; or (iii) none of the Acquisitions nor the WOB Acquisition were conditioned on a single common event.

10	November 2, 2022

Notes to Unaudited Pro Forma Condensed Combined Financial Information

1. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 248

13.            We note from page 246 you made adjustments e and h for a net of R$33 and adjustment k for R$90 regarding Class A ordinary share, R$0.0006 par value. Please revise the notes for adjustments e, h and k on page 249 to clearly show how you derived such amounts. In addition, please explain how you have reflected the issuance of 5,050,000 New PubCo Class B ordinary shares discussed in note k.

With respect to previous note h (note i in Amendment No. 1), the Company respectfully advises the Staff that the adjustment shown in the Draft Registration Statement was equal to the balance sheet line item for HPX Class B Ordinary Shares converted to Brazilian reais. Based on this calculation, at June 30, 2022, the amount would have been derived as follows:

HPX Historical Class B Shares	$631.00
June 30, 2022 FX Rate	$1.00 to R$5.238
Class B Ordinary Shares in Brazilian reais	R$3,305.00
Rounded for consistency	R$3,300.00

The Company has revised the disclosure in footnote i on page 272 of Amendment No. 1 to explain that the adjustment was taken into consideration in the preparation of the pro forma financial information but was deemed immaterial.

With respect to previous footnotes e and k (footnotes f and m in Amendment No. 1), the amounts were calculated as the sum of:

(i)	R$584.0 million (i.e., the product of 11,150,000 Class A Ordinary Shares and the redemption price of R$52.38) minus R$305.9 thousand (i.e., R$583.7 million in additional paid-in capital at R$0.0005 par value); and

(ii)	R$264.5 million (i.e., the product of 5,050,000 Class B Ordinary Shares and the redemption price of R$52.38) minus R$138.6 thousand (i.e., R$264.4 million in additional paid-in capital at R$0.0005 par value).

The Company has revised the disclosure in footnotes f and m on pages 270 and 271 of Amendment No. 1 to clarify how it derives the amounts therein and that the total of 16,200,000 shares refers to the sum of 11,150,000 New PubCo Class A Ordinary Shares and 5,050,000 New PubCo Class B Ordinary Shares (and not only to New PubCo Class A Ordinary Shares).

11	November 2, 2022

14.            We note from the transaction accounting adjustment j on page 249 that the difference in the amount between the fair value of the equity instruments issued to acquire HPX and the fair value of the identifiable net assets acquired represents a stock exchange listing service of new PubCo under IFRS 2 Share-Based Payments. Please revise to clearly show the fair values of each component of equity instruments issued to acquire HPX. In addition, revise to present in a way to show the detail of the fair value of the identifiable net assets acquired.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 270 of Amendment No. 1.

15.            Please disclose the basis for determining the amount of payment relating to Earn-out shares in the amount of R$49.9 million presented in adjustment f.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 270 of Amendment No. 1.

U.S. Federal Income Tax Considerations

Effects of the First Merger to U.S. Holders, page 256

16.            We note your disclosure that it is intended that the First Merger qualify as an F Reorganization, and your disclosure that assuming that the First Merger qualifies as an F Reorganization, U.S. Holders of HPX Securities will generally not recognize gain or loss for U.S. federal income tax purposes as a result of the First Merger. Please revise to clarify the tax consequences of the transaction. Refer to Item 4(a)(6) of Form F-4. In addition, please file a tax opinion pursuant to Item 601(b)(8) of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 284 of Amendment No. 1. The tax opinion is included in Exhibit 8.1 of Amendment No. 1.

Historical Results of Operations, page 313

17.            We note your discussions attribute the significant increase of net revenues and cost of services rendered to the completed acquisitions. Please revise to discuss the impact of changes of foreign exchange rates from period to period. Disclose the increase in revenue and cost of services attributable to the acquisitions. Excluding the impact of acquisitions, disclose the change in revenue and cost of services and discuss the business reasons for the significant change.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 351 of Amendment No. 1.

18.            We note you derive revenue by providing Emergency Response and Industrial Field Services, Consulting services and Training Services. Disclose the revenue for each of the services for the periods presented. To provide more insight to your investors, please provide a more fulsome discussion of factors impacting changes in each of your revenue stream during the periods presented.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 343 and 344 of Amendment No. 1.

12	November 2, 2022

19.            Please expand your disclosures to discuss the business reasons for significant decrease in gross profit from 29.7% to 24.8%. In addition, disclose any known trends or events that are reasonably likely to cause a material change in the relationship between costs and revenues.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 352 of Amendment No. 1.

The Company further respectfully advises that the Company is not aware of any trends or events that are reasonably likely to cause a material change in the relationship between costs and revenues.

Liquidity and Capital Resources

Net Cash Generated from Operating Activities, page 316

20.            Please revise to provide a robust discussion describing and quantifying the specific effect of the significant drivers that contributed to the material changes in your net cash generated from operating activities for the periods presented. The disclosures should also include a discussion of the underlying reasons for material changes in operating assets and liabilities i.e. accounts receivable, suppliers and other accounts payable etc., that affect operating cash flows and the impact of acquisitions. See guidance in Section IV.B.1 of SEC Release 33-8350.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 353 through 355 of Amendment No. 1.

Critical Accounting Policies and Estimates, page 317

21.            We note that your discussion in MD&A excludes disclosure of any critical accounting estimates. Please revise to include disclosure of all critical accounting estimates as required by Item 303 of Regulation S-K. Your disclosure should include qualitative and quantitative information necessary to understand the estimation uncertainty and the impact the critical accounting estimate has had or is reasonably likely to have on your financial condition or results of operations to the extent the information is material and reasonably available. This information should include why each critical accounting estimate is subject to uncertainty and, to the extent the information is material and reasonably available, how much each estimate and/or assumption has changed over the period, and the sensitivity of the reported amount to the methods, assumptions and estimates underlying its calculation.

The Company acknowledges the Staff’s comment and respectfully submits that, as Emergencia’s financial statements attached to the Registration Statement comply with IFRS as issued by the IASB, the critical accounting estimates are not required to be included in the MD&A, in accordance with paragraph 5 of Instruction to Item 5 of Form 20-F.

13	November 2, 2022

Notes to Combined Financial Statements

1. General Information, page F-31

22.            We note the combined financial statements presented include several separate entities. Please revise to disclose the following:

●         Tabular disclosure of entities included in the combined financial statements, its relationship to Emergência Participações S.A., Ambipar Group and ownership of the entities;

●         Disclose the basis for including the separate entities in the combined financial statements i.e. entities under common control etc.;

●         Disclose how costs and expenses are allocated and inter-company transactions are reflected;

●         Explain which entity holds the outstanding shares of the entities that are combined; and

●         Disclose how equity, number of shares of separate entities, are determined and presented and the basis for calculating earnings per share.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-55, F-56, F-110 and F-112 of Amendment No. 1.

7. Business Combination, page F-61

23.            We note from your tabular disclosure on pages F-61 and F-62 that you made 15 acquisitions in 2021. However you include only 11 acquisitions on pages F-67 to F-68. Please revise to describe the remaining acquisitions and provide the disclosures required by IFRS 3, Paragraph B64.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-92 and F-93 of Amendment No. 1.

24.            We note in three acquisitions in 2021, you acquired less than 100% of the equity interest. Please revise to provide the information about non-controlling interest required under Paragraph 64(o) of IFRS 3.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-94 of Amendment No. 1.

14	November 2, 2022

25.            We note you recorded significant amounts of goodwill from business combinations in 2020 and 2021, as compared to the amounts of consideration transferred, on pages F-66 and F-68, respectively. Please revise to provide a qualitative description of the factors that made up the goodwill recognized. Refer to Paragraph B64(e) of IFRS 3.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-94 and F-96 of Amendment No. 1.

26.            We note from the tabular disclosure of the assets and liabilities acquired at fair value on page F-67 the total identifiable net assets was R$79,533. However, you used R$70,517 as “total amount of identifiable net liabilities” in the calculation of goodwill. In addition, you have not included non-controlling interest related to acquisition of Controlpar. Please clarify and revise the disclosures as appropriate.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-92 of Amendment No. 1.

27.            Provide a summary table which includes all the acquisitions during each period presented, disclosing how the goodwill was derived and reconciling to disclosures in note 9, page F75. In addition, reconcile the cash paid for the acquisitions to disclosures in cash flows, page F-30.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-93 of Amendment No. 1.

23. Subsequent Events, page F-91

28.            We note the several acquisitions in 2022. Please revise to provide the disclosures required by IFRS 3, paragraphs 59 and 60.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-118 through F-123 of Amendment No. 1

Exhibits

29.            Please file as an exhibit the warrant agreement for the New PubCo Warrants.

The Company acknowledges the Staff’s comment and respectfully advises that the Company has filed the Warrant Agreement, dated as of July 15, 2020, by and between HPX and Continental Stock Transfer & Trust Company as Exhibit 4.4 to the Registration Statement.

15	November 2, 2022

The Company respectfully advises that such Warrant Agreement will bind New PubCo upon Closing of the Business Combination as successor of HPX. In particular, (i) Section 4.5 of the Warrant Agreement provides that in case of any merger of HPX with or into another corporation, HPX warrantholders shall thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the HPX Warrants and in lieu of the HPX Class A Ordinary Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares receivable upon such merger that the warrantholder would have received if such holder had exercised his, her or its warrants immediately prior to such merger, (ii) Section 9.1 of the Warrant Agreement provides that all the covenants and provisions of the Warrant Agreement by or for the benefit of HPX shall bind and inure to the benefit of its successors, and (iii) pursuant to Section 3.1(f) of the Business Combination Agreement, at Closing, each HPX Warrant shall be converted into and become a warrant to purchase New PubCo Class A Ordinary Shares, and New PubCo shall assume each such HPX Warrant in accordance with its terms, and all rights with respect to HPX Class A Ordinary Shares under the HPX Warrants assumed by New PubCo shall thereupon be converted into rights with respect to New PubCo Class A Ordinary Shares. In addition, the Company respectfully advises that Continental Stock Transfer & Trust Company has confirmed that no amendment, separate warrant agreement or assignment is required in order for New PubCo to be bound by the existing Warrant Agreement upon Closing and for the terms of the existing Warrant Agreement to be applicable to the New PubCo Warrants.

Accordingly, the Company respectfully submits that no separate or additional warrant agreement is required to be filed as an exhibit to the Registration Statement.

General

30.            Please provide us with your engagement letter with Credit Suisse as placement agent for the PIPE Financing. Please also provide us with any correspondence between HPX and Credit Suisse relating to the firm's resignation. In addition, please provide us with the termination letter and waiver letter described on page 38.

In response to the Staff’s comment, the Company is providing the Staff with copies of the requested engagement letter, termination letter and waiver letter (the “CS Letters”) through the Kiteworks portal. The Company respectfully advises that no other relevant correspondence exists between Credit Suisse and HPX and/or Emergencia relating to Credit Suisse’s resignation and the forfeiture of its fees. Considering the sensitive nature of the information discussed in the CS Letters, concurrently with the submission of such letters for review by the Staff, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83, the Company is submitting a Freedom of Information Act (“FOIA”) letter requesting confidential treatment for the CS Letters, which will be forwarded to the Office of Freedom of Information and Privacy Act Operations via e-mail.

31.            Please provide us with a letter from Credit Suisse stating whether it agrees with the statements made in your prospectus related to their resignation and, if not, stating the respects in which they do not agree. Please revise your disclosure accordingly to reflect that you have discussed the disclosure with Credit Suisse and it either agrees or does not agree with the conclusions and the risks associated with such outcome. If Credit Suisse does not respond, please revise your disclosure to indicate you have asked and not received a response and disclose the risks to investors. Additionally, please indicate that the firm refused to discuss the reasons for its resignation and forfeiture of fees, if applicable, with management.

16	November 2, 2022

The Company respectfully informs the Staff that it has requested a letter from Credit Suisse stating whether it agrees with the statements made in the Registration Statement related to their resignation and, if not, stating the respects in which they do not agree, and has not received a response. As requested by the Staff, the Company has revised the disclosure on pages 71, 142 and 197 of Amendment No. 1 to inform that Credit Suisse has neither expressed agreement or disagreement with the risks or conclusions stated in the Registration Statement that are associated with Credit Suisse’s role. Accordingly, no inference should be drawn that Credit Suisse agrees with the disclosure regarding its resignation or any other portion of the Registration Statement. Further, in response to the Staff’s comment, the Company respectfully advises that it will not speculate in the Registration Statement or make any public statements about the reasons why Credit Suisse withdrew from its role as placement agent and forfeited its fee.

32.            We note disclosure in the registration statement for the initial public offering of HPX that the HPX sponsor, directors, officers, advisors or any of their respective affiliates may purchase public shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights or submitted a proxy to vote against the initial business combination. We also note disclosure in such registration statement that the purpose of any such transaction could be to vote such shares in favor of the initial business combination, and disclosure that any such price per share may be different than the amount per share a public shareholder would receive if it elected to redeem its shares in connection with the initial business combination. Please explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that all public securities of HPX acquired by the Sponsor, HPX, Emergencia or their respective affiliates outside of the redemption offer process (if any) will satisfy the conditions set forth in Tender Offers and Schedules C&DI 166.01.

In response to the Staff’s comment, the Company has revised its disclosure on pages 33, 69, 70, 141, 181, 213 and 214 of Amendment No. 1.

*         *         *         *         *

Please do not hesitate to contact me at +55 (11) 3546-1000 or gcalheiros@stblaw.com or Mark Brod at 212-455-2163 or mbrod@stblaw.com with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Grenfel S. Calheiros	/s/ Mark A. Brod
Grenfel S. Calheiros	Mark A. Brod

cc:	Thiago da Costa Silva, Director, Ambipar Emergency Reponse
J. Mathias von Bernuth, Skadden, Arps, Slate, Meagher & Flom LLP
Jairo da Rocha Soares, BDO RCS Auditores Independentes S.S.